Exhibit 1

EXHIBIT 1 TO FORM 6-K

SUPPLEMENTAL INFORMATION REGARDING THE JAGUAR AND LAND ROVER BUSINESS

OF TATA MOTORS LIMITED

This Exhibit sets forth selected recent developments, financial data, discussion and analysis of results of operations, employee and management information, and other information relating to the Jaguar and Land Rover business of Tata Motors Limited. Unless the context indicates otherwise, references to the following terms in this Exhibit have the meanings ascribed to them below:

“2011 Notes”	JLR’s existing £500,000,000 8.125% Senior Notes due 2018, $410,000,000 7.750% Senior Notes due 2018 and $410,000,000 8.125% Senior Notes due 2021 issued 19 May 2011.

“British pounds,” “GBP,” “pounds sterling,” “sterling,” or “£”	Pounds sterling, the currency of the United Kingdom.

“CNY,” “Renminbi,” or “Yuan”	Chinese Renminbi, the currency of the People’s Republic of China.

“Euro,” “EUR” or “€”	Euro, the currency of the European Union Member States participating in the European Monetary Union.

“Financial Period 2009”	Period from 18 January 2008 to 31 March 2009.

“Fiscal year”	Year beginning 1 April and ended 31 March of the following year.

“Fiscal 2009”	Year beginning 1 April 2008 and ended 31 March 2009.

“Fiscal 2010”	Year beginning 1 April 2009 and ended 31 March 2010.

“Fiscal 2011”	Year beginning 1 April 2010 and ended 31 March 2011.

“Fiscal 2012”	Year beginning 1 April 2011 and ended 31 March 2012.

“Fiscal 2013”	Year beginning 1 April 2012 and ended 31 March 2013.

“IFRS”	International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board and adopted by the European Commission.

“Jaguar Land Rover,” “Group,” or “JLR”	Jaguar Land Rover PLC and its subsidiaries (including any of their predecessors).

“Tata Motors,” or “TML”	Tata Motors Limited and its subsidiaries.

“TMLH”	TML Holdings PTE Limited (Singapore).

“US dollars,” “USD,” “US$” or “$”	US dollars, the currency of the United States.

I. RECENT DEVELOPMENTS

Overview

The substantial improvement in JLR’s results of operations, especially JLR’s EBITDA, net income and cash and general liquidity position, was attributable to an increase in wholesale volumes, JLR’s focus on geographical diversification and an improvement in product mix associated with the introduction of the new Jaguar XJ and the cessation of the Jaguar X-Type, the introduction of the Range Rover Evoque and the continued strength of the Range Rover and Range Rover Sport. JLR also experienced an improvement in market mix, in particular the strengthening of JLR’s business in China, which was supported by the launch of a national sales company (“NSC”) in China in mid-2010. The improvement in JLR’s results of operations in the nine months ended 31 December 2011 and 2010 was also partially attributable to revenue management and cost-efficiency improvements in material costs and manufacturing costs, supported by increased production volume levels.

Since JLR’s recovery, it has generated significant cash flow, predominantly from the sale of vehicles. JLR’s cash generated from operating activities before capital spending in the nine months ended 31 December 2011 was £1,534.9 million. The equivalent figure in the nine months ended 31 December 2010 was £1,152 million. Furthermore, JLR has a strong liquidity position with cash and cash equivalents of £1,687 million and undrawn committed facilities of £725.0 million as at 31 December 2011, which is more than sufficient relative to JLR’s short-term working capital requirements.

China Joint Venture

In December 2011, JLR entered into a joint venture agreement with Chery Automobile Company Ltd. for the establishment of a joint venture company in China (the “JV Company”). The purpose of the JV Company is to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. JLR has committed to invest CNY 3.5 billion of equity capital in the JV Company, representing 50% of the share capital and voting rights of the JV Company. The term of the joint venture is 30 years (unless terminated or extended). The legal effectiveness of the joint venture agreement is subject to the satisfaction of several conditions, including certain required Chinese Government approvals.

Trading Update

Results of operations for the quarter and Fiscal year ended 31 March 2012 will be announced later in the year. JLR’s operating and financial performance (including revenue, net income before tax, and EBITDA) in this quarter is tracking broadly in line with management expectations, reflecting continuation of the favorable trends identified in the section entitled “Discussion and Analysis of Results of Operations — General Trends of JLR’s Recent Performance” included in this Report.

Certain Information Relating to Tata Motors

Tata Motors, on a stand-alone basis, sold 640,334 units in the nine months ended 31 December 2011 and 1,080,994 units in Fiscal 2011. Tata Motors group, on a consolidated basis, had revenues of US$21,625.0 million (Indian GAAP) in the nine months ended 31 December 2011 and US$27,016.4 million (Indian GAAP) in Fiscal 2011, and achieved profits of US$1,716.8 million (Indian GAAP) and US$2,290.0 million (Indian GAAP), respectively, in the same periods.

II. FINANCIAL INFORMATION FOR JLR

	Period commencing on 18 January 2008 and ended and as at 31 March	Fiscal year ended and as at 31 March		Nine months ended and as at 31 December		Twelve months ended and as at 31 December
	2009(1)	2010	2011	2010	2011	2011
	(£ in millions)
Income Statement
Statement of Comprehensive Income Data:
Revenue	4,949.5	6,527.2	9,870.7	7,135.2	9,367.5	12,103.0
Material and other cost of sales(2)	(3,375.0)	(4,437.0)	(6,178.1)	(4,445.9)	(6,062.4)	(7,794.6)
Employee cost	(587.8)	(746.8)	(789.0)	(575.3)	(699.5)	(913.2)
Other expenses	(1,508.6)	(1,479.4)	(1,969.4)	(1,381.1)	(1,761.7)	(2,350.0)
MTM on un-hedged commodity derivatives	—	—	—	—	(14.6)	(14.6)
Development costs capitalized(3)	438.4	505.3	650.5	437.1	660.8	874.2
Other income	27.4	27.6	36.4	33.8	35.2	37.8
Depreciation and mortisation(4)	(209.1)	(316.4)	(396.3)	(299.2)	(342.3)	(439.4)
Foreign exchange gain/(loss) (net)(5)	(129.9)	68.3	32.9	8.7	(42.4)	(18.2)
Excess of fair value of net assets acquired over cost of acquisition(6)	116.0	—	—	—	—	—
Finance income	10.0	3.4	9.7	6.6	11.0	14.1
Finance expense (net of capitalized interest)	(78.8)	(53.0)	(33.1)	(28.9)	(71.4)	(75.6)

Net income/(loss) before tax	(375.7)	51.4	1,114.9	814.5	976.3	1,276.7
Income tax expense	(26.7)	(27.9)	(79.0)	(41.0)	(191.1)	(229.1)

Net income/(loss) attributable to shareholders	(402.4)	23.5	1,035.9	773.5	785.2	1,047.6
Currency translation gain/(loss)	(607.5)	100.8	123.4	38.7	—	84.7
Actuarial gains and losses	(200.5)	(21.3)	321.1)	(128.2)	(146.4)	(339.3)
Cash flow hedges booked into equity	—	—	42.7	(20.8)	(128.9)	(65.4)
Cash flow hedges moved from equity and recognized in the income statement	—	—	(13.2)	9.1	(36.9)	(59.2)
Tax effect on items recognized in other comprehensive income	—	—	—	—	69.5	69.5

Total comprehensive income for the period	(1,210.4)	103.0	867.7	672.3	542.5	737.9

Balance Sheet Data (at period end):
Intangible assets	1,269.3	1,676.0	2,144.6	2,001.3	2,611.8	2,611.8
Total non-current assets	2,609.8	3,031.6	3,557.3	3,364.0	4,402.9	4,402.9
Total current assets	1,674.1	2,592.7	3,118.3	2,963.1	4,265.1	4,265.1
Total assets	4,283.9	5,624.3	6,675.6	6,327.1	8,668.0	8,668.0
Total current liabilities	4,144.7	3,589.6	4,067.4	3,734.2	4,458.9	4,458.9
Total non-current liabilities	1,066.0	2,497.5	1,132.8	2,334.6	2,191.2	2,191.2
Total liabilities	5,210.7	6,087.1	5,200.2	6,068.8	6,650.1	6,650.1
Equity attributable to equity holders of the company	(926.8)	(462.8)	1,475.4	258.3	2,017.9	2,017.9
Cash Flow Data:
Net cash from/(used in) operating activities	(81.1)	662.1	1,645.2	1,235.9	1,702.5	2,111.8
Net cash from/(used in) investing activities	(1,901.6)	(763.1)	(769.4)	(543.2)	(1,083.5)	(1,309.7)
Net cash from/(used in) financing activities	1,961.5	(652.4)	(527.4)	(372.9)	39.8	(114.7)
Cash and cash equivalents at the end of period	128.5	679.9	1,028.3	999.7	1,687.1	1,687.1
Other Financial Data:
EBITDA(7)	(83.9)	349.1	1,501.7	1,127.3	1,421.4	1,795.8
Capitalized expenditure (excluding R&D costs)	188.8	327.9	250.0	127.2	571.2	694.0
Capitalized product development expenditure(8)	418.3	423.4	581.9	395.9	608.1	794.1
Net debt (at period end)(9)	2,626.1	2,350.0	354.0	1,647.5	(103.4)	(103.4)

(1)	Financial Period 2009 represents the period from 18 January 2008 to 31 March 2009 and the trading of the Jaguar and Land Rover businesses from the date of acquisition on 2 June 2008 to 31 March 2009.
(2)	TML has elected to present JLR’s income statement under IFRS by nature of expenditure rather than by function. Accordingly, TML does not present JLR’s costs of sales, selling and distribution and other functional cost categories on the face of the income statement. For illustrative purposes, TML has defined “materials and other cost of sales” as the sum of the following types of expenditure presented in the income statement: (i) change in inventories of finished goods and works in progress; (ii) purchase of products for sale; and (iii) raw materials and consumables. “Materials and other cost of sales” does not equal “cost of sales” that JLR would report if it were to adopt a functional presentation for its income statement because it does not include all relevant employee costs, depreciation and amortization of assets used in the production process and relevant production overheads, which JLR reports separately. The reconciliation of “materials and other cost of sales” to JLR’s income statement is as follows:

	Period commencing on 18 January 2008 and ended and as at	Fiscal year ended and as at 31 March		Nine months ended and as at 31 December		Twelve months ended and as at 31 December
	31 March 2009	2010	2011	2010	2011	2011
Change in inventories of finished goods and work in progress	(260.4)	49.3	171.6	89.1	303.7	386.2
Add purchase of products for sale	(497.5)	(603.1)	(714.3)	(528.7)	(585.7)	(771.3)
Add raw materials and consumables	(2,617.1)	(3,883.2)	(5,635.4)	(4,006.3)	(5,780.4)	(7,409.5)

Materials and other costs of sales	(3,375.0)	(4,437.0)	(6,178.1)	(4,445.9)	(6,062.4)	(7,794.6)

(3)	This amount represents the total expenditure on research and development for the periods indicated (including both the cost charged to the income statement as other expenses and the capitalized cost that was recognized as an intangible asset).
(4)	Depreciation and amortization include, among other things, the amortization attributable to the capitalized cost of product development relating to new vehicle platforms, engine, transmission and new products. The amount of total depreciation and amortization attributable to the amortization of capitalized product development costs for Financial Period 2009, Fiscal 2010, Fiscal 2011, the nine months ended 31 December 2010 and 2011 and the last 12 months ended 31 December 2011 was £2.6 million, £52.4 million, £100.0 million, £65.8 million, £143.2 million and £177.4 million, respectively.
(5)	This amount represents foreign exchange gain/(loss)(net) and mark-to-market adjustments for unhedged foreign exchange derivatives.
(6)	On 2 June 2008, JLR acquired the Jaguar and Land Rover businesses from Ford. The consideration was £1,279.4 million not including £149.7 million of cash acquired in the business. The one-off excess of fair value of net assets acquired over the cost of acquisition was £116.0 million. This excess was primarily attributable to the significant value of the Jaguar and Land Rover brands.
(7)	TML has defined EBITDA as net income/(loss) attributable to shareholders before income tax expense, finance expense (net of capitalized interest), finance income, the excess of fair value of net assets acquired over cost of acquisition, depreciation and amortization and foreign exchange gain/(loss)(net). EBITDA is presented because TML believes that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate EBITDA in a manner that is different from that used by TML. EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to profit/(loss) on ordinary activities as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

The reconciliation of EBITDA to JLR’s net income/(loss) attributable to shareholders line item is:

	Period commencing on 18 January 2008 and ended and as at	Fiscal year ended and as at 31 March		Nine months ended and as at 31 December		Twelve months ended and as at 31 December
	31 March 2009	2010	2011	2010	2011	2011
Net income/(loss) attributable to shareholders	(402.4)	23.5	1,035.9	773.5	785.2	1,047.6
Add back depreciation and amortization	209.1	316.4	396.3	299.2	342.3	439.4
Add back excess of fair value of net assets acquired over cost of acquisition	(116.0)	—	—	—	—	—

Add back finance income	(10.0)	(3.4)	(9.7)	(6.6)	(11.0)	(14.1)
Add back finance expense (net of capitalized interest)	78.8	53.0	33.1	28.9	71.4	75.6
Add back income tax expense	26.7	27.9	79.0	41.0	191.1	229.1
Add back foreign exchange (gain)/loss	129.9	(68.3)	(32.9)	(8.7)	42.4	18.2

EBITDA	(83.9)	349.1	1,501.7	1,127.3	1,421.4	1,795.8

(8)	This amount reflects the capitalized cost of product development recognized as an intangible asset at the end of the relevant period.
(9)	Net debt equals total debt, including secured and unsecured borrowings, finance leases and factoring facilities, less cash and cash equivalents.

Explanation of Income Statement Line Items

JLR’s income statement includes the following items:

•

Revenue: Revenue includes the fair value of the consideration received or receivable from the sale of finished vehicles and parts to dealers (in the United Kingdom and the foreign countries in which JLR has NSCs) and importers (in all other foreign countries). JLR recognizes revenue on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sale of products includes export and other recurring and non-recurring incentives from governments at the national and state levels. Sale of products is presented net of excise duty where applicable and other indirect taxes. Consequently, the amount of revenue JLR recognizes is driven by wholesale volumes (i.e. sales of finished vehicles to dealers and importers). JLR does, however, monitor the level of retail volumes as a general metric of customer demand for its products with the aim of managing effectively the level of stock held by its dealers. Retail volumes do not directly affect JLR’s revenue.

•

Material and other cost of sales: TML has elected to present JLR’s income statement under IFRS by nature of expenditure rather than by function. Accordingly, TML does not present costs of sales, selling and distribution and other functional cost categories on the face of the income statement. “Material and other cost of sales” are comprised of: (i) change in inventories of finished goods and works in progress; (ii) purchase of products for sale; and (iii) raw materials and consumables. “Material and other cost of sales” does not equal “cost of sales” that TML would report if JLR were to adopt a functional presentation for its income statement because it does not include all relevant employee costs, depreciation and amortization of assets used in the production process and relevant production overheads.

Changes in inventories of finished goods and work in progress reflects the difference between the inventory of vehicles and parts at the beginning of the relevant period and the inventory of vehicles and parts at the end of the relevant period. It represents the credit or charge required to reflect the manufacturing costs for finished vehicles and parts, or vehicles and parts on the production line, that were still on stock at the end of the relevant period. Inventories (other than those recognized consequent to the sale of vehicles subject to repurchase arrangements) are valued at the lower of cost and net realizable value. Cost of raw materials and consumables are ascertained on a first-in-first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and selling expenses. Inventories include vehicles sold to a third party subject to repurchase arrangements. The majority of these vehicles are leased by the third party back to JLR’s management. These vehicles are carried at cost and are amortized in changes in stocks and work in progress to their residual values (i.e. estimated second-hand sale value) over the term of the arrangement.

Purchase of products for sale represents the cost associated with the supply from third-party suppliers of parts and other accessories that JLR does not manufacture itself but fit into JLR’s finished vehicles at the customer’s discretion.

Raw materials and consumables represents the cost of the raw materials and consumables that JLR purchase from third parties and use in JLR’s manufacturing operations, including aluminum, other metals, rubber and other raw materials and consumables. Raw materials and consumables also includes import duties.

•

Employee cost: This line item represents the cost of wages and salaries, social security and employee benefit costs for all of JLR’s employees and agency workers, including employees of centralized functions and headquarters.

•

Other expenses: This line item comprises any expense not otherwise accounted for in another line item. These expenses principally include warranty and product liability costs and freight and other transportation costs, stores, spare parts and tools consumed, product development costs, repairs to building, plant and machinery, power and fuel, rent, rates and taxes, publicity and marketing expenses, insurance and other general costs.

•

MTM on unhedged commodity instruments: This line item represents the mark to market on commodity derivative instruments, which do not meet the hedge accounting criteria of IFRS. In the nine months ended 31 December 2011, JLR entered into derivative transactions on certain key commodity inputs, such as aluminum. JLR previously had no commodity derivative instruments.

•

Development costs capitalized: Development costs capitalized represents employee costs, store and other manufacturing supplies, and other works expenses incurred mainly towards product development projects. It also includes costs attributable to internally constructed capital items. Product development costs incurred on new vehicle platforms, engine, transmission and new products are capitalized and recognized as intangible assets when (i) when feasibility has been established, (ii) JLR has committed technical, financial and other resources to complete the development and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalized include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use. The application of the relevant accounting policy involves critical judgment and interpretations of IFRS may differ, which can result in different applications of the same standard and, therefore, different results. Interest cost incurred in connection with the relevant development is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

•

Other income/(loss): This item represents any income not otherwise accounted for in another line item. It principally includes income from the Land Rover Experience and sales of second-hand Land Rover warranties in the United States.

•

Excess of fair value of net assets acquired over cost of acquisition: On 2 June 2008, JLR acquired the Jaguar and Land Rover businesses from Ford. The consideration was £1,279.4 million, not including £149.7 million of cash acquired in the business. The one-off excess of fair value of net assets acquired over the cost of acquisition was £116.0 million. This one-off amount of £116.0 million increased net income for the period and is, therefore, reflected in the aggregate amount of negative EBITDA of £83.9 million for the period presented. This excess was primarily attributable to the significant potential value of the Jaguar and Land Rover brands.

•

Foreign exchange gain/(loss) (net): This item represents the net gain or (loss) attributable to movements in the exchange rates of the currencies in which JLR generates revenues and the mark to market on foreign exchange derivative instruments, which do not meet the hedge accounting criteria of IFRS.

•

Depreciation and amortization: Depreciation and amortization represent the depreciation of property, plant and equipment and the amortization of intangible assets, including the amortization of capitalized product development costs. Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use. Capital-work-in-progress includes capital advances. Amortization is provided on a straight-line basis over estimated useful lives of the intangible assets. The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates. Capital-work-in-progress includes capital advances. As required under IFRS, JLR capitalizes a significant percentage of its product development costs. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

•	Finance income: This item represents the income from short-term liquid financial assets, marketable securities and other financial instruments (including bank deposits).

•

Finance expense (net): This item represents the net expense of JLR’s financial borrowings, including fees and commitment fees paid to financial institutions in relation to committed financial facilities and similar credit lines.

Capitalization

Sources	Actual as at 31 December 2011
	(£ in millions)
Cash and cash equivalents	1,687.1	(1)

Secured borrowings(2)	178.3
Subsidiary back-to-back loans(3)	43.3
Finance leases	20.9
Factoring(3)	193.4
£500,000,000 8.125% Senior Notes due 2018	500.0
$410,000,000 7.750% Senior Notes due 2018	266.0
$410,000,000 8.125% Senior Notes due 2012	266.0
Capitalized fees	(41.3)
Preference shares	157.1

Total debt	1,583.7

Ordinary shares	1,500.6
Reserves	517.3

Total equity	2,017.9

Total capitalization	3,601.6

(1)	The total amount of cash and cash equivalents includes £709.0 million in subsidiaries of JLR outside the United Kingdom. A portion of this amount is subject to restrictions or impediments on the ability of JLR’s subsidiaries in certain countries to transfer cash across the Group through loans or interim dividends. As at 31 December 2011, this includes £563.3 million held by subsidiaries in China which can only pay dividends annually. In addition, JLR has cash affected by such restrictions or impediments in South Africa, Brazil and certain other countries, although there are generally alternatives available to access cash in these countries if needed.
(2)	The amount of secured debt does not include the obligations to the Land Rover and Jaguar Cars Limited pension fund trustees, which are secured by second-ranking charges.
(3)	Subsidiary back-to-back loans relate to loans secured by restricted cash held by the China NSC.
(4)	Represents JLR’s factoring facilities entered into in the ordinary course of business.

JLR repaid its £109.0 million Regional Development Bank Facilities from available cash in January 2012.

The following table presents JLR’s revenue, net income/(loss) attributable to shareholders and EBITDA in Fiscal 2011 and 2010 and Financial Period 2009 and the nine months ended 31 December 2011 and 2010.

	Period commencing on 18 January 2008 and ended and as at	Fiscal year ended 31 March		Nine months ended 31 December		Twelve months ended 31 December 2011
	31 March 2009(1)	2010	2011	2010	2011
Revenue	4,949.5	6,527.2	9,870.7	7,135.2	9,367.5	12,103.0
Net income/(loss) attributable to shareholders	(402.4)	23.5	1,035.9	773.5	785.2	1,047.6
EBITDA	(83.9)	349.1	1,501.7	1,127.3	1,421.4	1,795.8

(1)	Financial Period 2009 represents the period from 18 January 2008 to 31 March 2009 and the trading of the Jaguar and Land Rover businesses from the date of acquisition on 2 June 2008 to 31 March 2009.

III. DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

General Trends of JLR’s Recent Performance

In Financial Period 2009, the economic environment was challenging, with depressed demand in most of JLR’s key markets, low confidence levels in global financial markets, volatility in exchange rates and rising prices for input materials. For much of Fiscal 2009, many of the markets in which JLR operates experienced negative GDP growth and the market for premium cars remained weak. Slow economic growth in many cases was matched by low or negative inflation rates. The cumulative impact on the global automotive industry of a number of negative macroeconomic developments—including subdued demand for discretionary consumer products, low consumer confidence, turmoil in financial markets, volatility in exchange rates, rising oil prices and other input materials—was substantial. For example, worldwide sales of premium-brand light vehicles, which represent broadly the segment in which JLR operates, declined by 12.8% from 2008 to 2009. Like other automotive manufacturers operating in such a challenging economic environment, JLR experienced a sharp decline in wholesale volumes and revenues, especially in the third and fourth quarters of Financial Period 2009.

In the first half of Fiscal 2010, there were signs of an economic recovery and a return to positive GDP growth in JLR’s most significant markets, which improved in the third and fourth quarters of the same fiscal year. In addition, sustained growth continued in many emerging markets throughout Fiscal 2010, especially in China, India, Russia and South America, in some cases supported by significant stimulus programs. As a result of the economic recovery, JLR experienced a marked improvement in its results of operations and financial condition in the latter half of Fiscal 2010. This upturn has continued in Fiscal 2011 and the nine months ended 31 December 2011. The substantial improvement in JLR’s results of operations, especially JLR’s EBITDA, net income and cash and general liquidity position, was attributable to an increase in wholesale volumes, in particular of Land Rover vehicles, JLR’s focus on geographical diversification and an improvement in product mix associated with the introduction of the Range Rover Evoque, the continued strength of the Range Rover and Range Rover Sport and the launch of the new Jaguar XJ and, to a lesser extent, the new 2.2D Jaguar XF launched in September 2011. JLR also experienced an improvement in market mix, in particular the strengthening of its business in China, which was supported by the launch of an NSC in China in mid-2010. The continued improvement in JLR’s results of operations in Fiscal 2010, Fiscal 2011 and the nine months ended 31 December 2011 was also partially attributable to earlier revenue management and cost-efficiency improvements in material and manufacturing costs adopted in 2008 and 2009.

Wholesale volumes for the Group in the nine months ended 31 December 2011 were 216,412 units, compared to 177,490 units in the equivalent period in 2010, an improvement of 21.9%. The overall trend shows a significant increase in sales volumes, in particular of Land Rover vehicles, including as a result of the release of the Land Rover Evoque, and an increase in sales volumes of Land Rover vehicles as a proportion of JLR’s total sales volumes. Wholesale volumes for the nine months ended 31 December 2011 were 39,921 units for Jaguar and 176,491 units for Land Rover, as compared to 42,952 units for Jaguar and 134,538 units for Land Rover in the nine months ended 31 December 2010, a decrease of 7.1% and increase of 31.2%, respectively. The increase in Land Rover sales volumes is attributable to strong market reception for the new Range Rover Evoque and growing demand for JLR’s Range Rover and Range Rover Sport, especially in the emerging markets of China and Brazil. While wholesale volume of Jaguar vehicles increased in China and Russia in the nine months ended 31 December 2011 as compared to the nine months ended 31 December 2010, the increases were insufficient to offset declines in Jaguar sales in North America, the United Kingdom and the rest of Europe (excluding the United Kingdom and Russia) that account for the bulk of Jaguar sales. Global Jaguar sales from July 2011 to December 2011 increased 3.9% from the same period the previous year, mainly due to the launch of the 3.0L XJ in China and the 2.2D XF in all markets.

European wholesale volumes (excluding the United Kingdom and Russia) increased by 19.7% to 48,759 units in the nine months ended 31 December 2011 from 40,723 units in the nine months ended 31 December 2010, despite trading in certain European markets having remained challenging as a result of the euro crisis and continuing pressure on European markets. Wholesale volumes in North America for the nine months ended 31 December 2011 totaled 41,975, up 2.2% from 41,095 in the equivalent period in 2010, as compared with 41,375 in the United Kingdom in the nine months ended 31 December 2011, up 2.1% from 40,529 in the equivalent period in 2010. Demand in China continued to be strong across all products, with wholesale volumes of 35,955 units in the nine months ended 31 December 2011, up 88.1% from 19,118 units in the nine months ended 31 December 2010. China is on track to become JLR’s second and third largest market for Land Rover and Jaguar, respectively, during Fiscal 2012. Wholesale volumes in Asia Pacific increased 18.1% from 8,083 in the nine months ended 31 December 2010 to 9,543 in the nine months ended 31 December 2011. Demand in the rest of the world also grew 38.9% from 27,492 in the nine months ended 31 December 2010 to 38,805 in the nine months ended 31 December 2011.

Revenues were £9,367.5 million for the nine months ended 31 December 2011, compared to £7,135.2 million for the nine months ended 31 December 2010. This was reflected in improved EBITDA, which was £1,421.4 million in the nine months ended 31 December 2011 and £1,127.3 million in the same period in 2010, and higher net income, which was £785.2 million and £773.5 million, respectively. The increase in net income is primarily attributable to an increase in sales volumes and relatively stable profit margins.

JLR’s results of operations have also benefited from a more favorable exchange rate environment. Exchange rate volatility in Fiscal 2011 and in the nine months ended 31 December 2011 has continued as economies emerged from the global financial crisis. JLR are exposed principally to movements in the US dollar-sterling and euro-sterling exchange rates, but JLR also has exposure to the Russian rouble, the Chinese yuan and other currencies. In order to mitigate the impact of exchange rate volatility on JLR’s results, JLR has a hedging policy in place and hedge JLR’s currency exposures using a combination of forward contracts and options.

While commodity prices continued to be volatile in the nine months to 31 December 2011, JLR benefited from decreases in some commodity prices used in the manufacture of JLR’s vehicles, including copper and aluminium. During the same period, oil prices first fell as a result of continued economy uncertainty in mature western markets, then increased due to geo-political uncertainty in the Middle East and the threat of financial sanctions on Iran by the western economies. JLR seeks to manage the effect of fluctuations in energy and commodity prices through the use of fixed price supply contracts with tenors of up to 12 months for energy and some commodity costs and the limited use of derivative transactions on certain key commodity inputs, such as aluminum.

JLR targets strong operating cash generation to fund most of its product investment requirements. JLR has continued its program of increased spending on future product development and improvement involving investment in research, design and technical innovation. JLR continues to invest in new products, technologies and capacity to meet customer demand in the premium automotive and SUV segments, as well as meet regulatory requirements. In Fiscal 2012, JLR continues to expect capital spending (including capitalized product development costs) will total approximately £1.5 billion (based on present estimates). Given JLR’s increased sales volumes and profits, there is a need to increase manufacturing capacity and JLR sees increased opportunities to develop new products to drive further profitable growth. As a result, capital spending in Fiscal 2013 is expected to be higher than in Fiscal 2012. Around 50% of JLR’s capital spending would be expected to be R&D costs and around 50% would be expected to be expenditure on tangible fixed assets such as facilities, tools and equipment. Under JLR’s accounting policy, about 84.3% of R&D costs were capitalized for the nine months ended 31 December 2011. JLR continues to target funding most of its capital spending out of operating cash flow. JLR will continue to monitor the economic environment and market demand as it plans its future capital spending.

JLR has announced plans to build a new engine factory in the West Midlands, has recently begun recruitment of 1,000 new employees at each of its Halewood and Solihull sites and plans to add an additional shift at its Halewood site as well. By the end of Fiscal 2012, JLR intends to grow its team to over 5,500 engineers and designers from approximately 5,000 at present to support this program. This program of future product development will lead to an increase in JLR’s staff costs and an increase of intangible assets in the form of capitalized product development expenses.

In Fiscal 2012, JLR completed the issuance of £1,000 million equivalent of bonds due in 2018 and 2021, as well as concluded a £710 million Revolving Loan Facility due partially in 2014 with the remaining tranche due in 2016. JLR used the proceeds of the bonds to extinguish outstanding debt on some of its near-term secured liabilities while providing increased capital and liquidity for JLR’s growth. These new facilities have also allowed JLR to extend the overall maturity of its outstanding credit.

Results of Operations

The tables and discussions set out below provide an analysis of selected items from JLR’s consolidated statements of income for each of the periods described below.

Nine months ended 31 December 2011 compared to nine months ended 31 December 2010

The following table sets out selected items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period, and shows these items as a percentage of total revenues.

	Nine months ended 31 December		Amount of change	Percentage change	Nine months ended 31 December
	2010	2011			2010	2011
	(£ in millions)			(% change)	(% of revenue)
Revenue	7,135.2	9,367.5	2,232.3	31.3%	100%	100%

Material and other costs of sales	(4,445.9)	(6,062.4)	(1,617.5)	36.4%	62.3%	64.7%
Employee cost	(575.2)	(699.5)	(124.3)	21.6%	8.1%	7.5%
Other expenses	(1,381.1)	(1,761.7)	(380.6)	27.6%	19.4%	18.8%
MTM on un-hedged commodity derivatives	—	(14.6)	—	—	—	0.2%
Development costs capitalized	437.1	660.8	223.7	51.2%	6.1%	7.1%
Other income	33.8	35.2	1.4	4.1%	0.5%	0.4%
Depreciation and amortization	(299.2)	(342.3)	(43.1)	14.4%	4.2%	3.7%
Foreign exchange gain/(loss) (net)	8.7	(42.4)	33.7	387.4%	0.1%	0.5%
Finance income	6.6	11.0	4.4	66.7%	<0.1%	0.1%
Finance expense (net of capitalized interest)	(28.9)	(71.4)	(42.5)	147.1%	0.4%	0.8%

Net income/(loss) before tax	814.5	976.3	161.8	19.9%	11.4%	10.4%
Income tax expense	(41.0)	(191.1)	(150.1)	366.1%	0.6%	2.0%

Net income/(loss) attributable to shareholders	773.5	785.2	11.7	1.5%	10.8%	8.4%

Revenue

Revenue increased by £2,232.3 million to £9,367.5 million in the nine months ended 31 December 2011 from £7,135.2 million in the nine months ended 31 December 2010, or an increase of 31.3%. This increase is primarily attributable to an increase in wholesale volumes of Land Rover vehicles, with total wholesale vehicles increasing from 177,490 to 216,412 units, representing an increase of 21.9% over the relevant period as a result of the global economic recovery, rising consumer confidence, access to more customers in certain geographic markets and the release of the Range Rover Evoque in September 2011, of which JLR sold 32,051 units through 31 December 2011.

Material and other cost of sales

JLR’s material and other cost of sales increased to £6,062.4 million in the nine months ended 31 December 2011, up 36.4% from £4,445.9 million in the equivalent period in 2010. This increase is predominantly attributable to the higher production levels and an increase in Chinese import duties paid as a result of increased sales in China.

Change in inventories of finished goods and work in progress: In the nine months ended 31 December 2011, JLR added £386.2 million to JLR’s inventory of finished goods and work in progress, thereby decreasing JLR’s material and other cost of sales. This increase of inventories at 31 December 2011 compared to 31 March 2011 was principally the result of increased production levels in an effort to meet rising demand for JLR’s existing products and production of the Range Rover Evoque, which was added to JLR’s product line-up in mid-2011. In addition to increased production, rising sales to China have increased the shipping time of JLR’s vehicles and resulted in greater inventory holding periods.

Purchase of products for sale: In the nine months ended 31 December 2011, JLR spent £585.7 million on parts and accessories supplied by third parties and used in JLR’s finished vehicles and parts, compared to £438.2 million in the nine months ended 31 December 2010, representing an increase of 33.7%. This increase was primarily attributable to an increase in the sale of parts to service the rising number of sold vehicles.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminium, copper, precious metals and resins. Raw materials and consumables in the nine months ended 31 December 2011 were £5,780.4 million compared to £4,005.3 million in the nine months ended 31 December 2010, representing an increase of £1,755.1 million, or 44.3%. The increase in the total cost of raw materials and consumables was primarily attributable to higher production levels and an increase in Chinese import duties paid as a result of increased sales in China, which are subject to relatively high import duties. Raw materials and consumables as a percentage of revenue increased to 61.7% for the nine months ended 31 December 2011 as compared to 56.1% for the same period in 2010, primarily as a result of the increase in Chinese import duties paid as a result of increased sales in China as a proportion of wholesale volumes.

Employee cost: JLR’s employee cost increased by 21.6% to £699.5 million in the nine months ended 31 December 2011 from £575.3 million in the equivalent period in 2010. The absolute increase is attributable to greater production volumes and the recruitment of new employees. Total employees increased from 16,935 to 21,448, or 26.9%, from 31 December 2010 to 31 December 2011. JLR hired an additional 1,500 employees in the Halewood factory in mid-2011 for production of the Range Rover Evoque and increased the number of JLR’s engineers and designers by approximately 800 in order to support JLR’s product development programs. Despite the increase in employees, JLR’s employee cost as a percentage of total revenues decreased to 7.5% in the last nine months of 2011 from 8.1% in the same period in 2010, primarily on account of increased revenues and economies of scale.

Other expenses: Other expenses increased to £1,761.7 million in the nine months ended 31 December 2011 from £1,381.1 million in the same period in 2010. Other expenses decreased slightly as a percentage of revenue, representing 18.8% in 2011 compared to 19.4% for the equivalent period in 2010. Some significant components of other expenses (engineering costs and general expenses) increased in line with revenues. Fixed marketing and warranty costs reduced as a percentage of revenue, offset by an increase in distribution costs as a percentage of revenue of 54.0% following strong growth in overseas markets.

MTM on unhedged commodity derivatives: In the nine months ended 31 December 2011, JLR recorded a loss of £14.6 million on MTM on unhedged commodity derivatives, which JLR entered into in mid-2011, as a result of a drop in future commodity input prices in the second half of 2011.

Development costs capitalized: JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalized development costs and amortization of capitalized development costs in the nine months ended 31 December 2011 and 2010:

	Nine months ended 31 December
	2010	2011
	(£ in millions)
Total R&D costs	437.1	660.8
Of which expenditure	360.6	556.9
Capitalization ratio in %	82.5%	84.3%
Amortization of expenditure capitalized	111.5	143.2
R&D costs charged in income statement	76.5	103.9
As % of revenues	1.1%	1.2%

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

The increase to £556.9 million in the nine months ended 31 December 2011 from £360.6 million in the nine months ended 31 December 2010 by 54.4% reflects increased product development costs associated with the development of the Range Rover Evoque and other future products.

Other income (net): JLR’s other income increased to £35.2 million in the nine months ended 31 December 2011, compared to £33.8 million in the equivalent period in 2010. Other income for the nine-month period ended 31 December 2011 includes additional income from the Land Rover Experience and sales of second-hand warranties in the United States.

Foreign exchange (gain)/loss (net): JLR registered a foreign exchange loss of £42.4 million in the nine months ended 31 December 2011, compared to a gain of £8.7 million in the equivalent period in 2010, as a result of the loss on revaluation of foreign exchange options of £102.0 million in the nine months ended 31 December 2011, compared to a loss of £13.6 million in the equivalent period in 2010. Another significant portion of the exchange movement in the nine months ended 31 December 2011 reflect (i) the effect of exchange fluctuations on foreign currency borrowings and (ii) foreign exchange gains and losses on account of fluctuations in US dollars, sterling and euro during the period.

Depreciation and amortization: JLR’s depreciation and amortization increased to £342.3 million in the nine months ended 31 December 2011, compared to £299.2 million in this period in 2010. The increase primarily reflects the amortization of product development costs, particularly relating to the Range Rover Evoque which JLR began amortizing in mid-2011. JLR began capitalizing product development costs in Financial Period 2009, in accordance with IFRS.

Finance income: JLR’s finance income increased to £11.0 million in the nine months ended 31 December 2011 from £6.6 million in the nine months ended 31 December 2010. The increase was largely due to higher cash balances leading to increased interest income.

Finance expense (net of capitalized interest): JLR’s interest expense (net of capitalized interest) increased to £71.4 million in the nine months ended 31 December 2011 from £28.9 million in the same period in 2010, principally as a result of the interest expense associated with the 2011 Notes issued in May 2011. The increase in interest expense was also a result of increased capitalized expenses due to greater investments in product development.

Income tax expense: JLR had an income tax expense of £191.1 million in the nine months ended 31 December 2011, compared to £41.0 million in the nine months ended 31 December 2010. A tax charge of £69.5 million was recognized relating to deferred tax liabilities on product development, offset by a tax credit in other comprehensive income relating to recognition of deferred tax assets on retirement benefits and derivatives. The effective tax rate for the nine months ended 31 December 2011 was 19.5% of net income before tax compared to 5.0% of net income before tax for the same period in 2010.

Net income/(loss)

JLR’s consolidated net income for the nine months ended 31 December 2011 was £785.2 million, compared to a consolidated net income of £773.5 million in the same period in 2010 as a result of the factors identified above.

Fiscal 2011 and Fiscal 2010

In this section, the consolidated results of operations of JLR and its subsidiaries for the Fiscal year ended 31 March 2011 and the consolidated results of operations of JLR and its subsidiaries for the Fiscal year ended 31 March 2010 are presented.

	Fiscal year ended 31 March		Amount of change	Percentage change	Fiscal year ended 31 March
	2010	2011			2010	2011
	(£in millions)			(% change)	(% of Revenues)
Revenue	6,527.2	9,870.7	3,343.5	51.2%	100%	100%
Material and other cost of sales	(4,437.0)	(6,178.1)	(1,741.1)	39.2%	68.0%	62.6%
Employee cost	(746.8)	(789.0)	(42.2)	5.7%	11.4%	8.0%
Other expenses	(1,479.4)	(1,969.4)	(490.0)	33.1%	22.7%	20.0%
Development costs capitalized	505.3	650.5	145.2	28.7%	7.7%	6.6%
Other income	27.6	36.4	8.8	31.9%	0.4%	0.37%
Depreciation and amortization	(316.4)	(396.3)	(79.9)	25.3%	4.8%	4.0%
Foreign exchange gain/(loss) (net)	68.3	32.9	(35.4)	51.8%	1.0%	0.33%
Finance income	3,4	9.7	6.3	185.3%	0.1%	<0.1%
Finance expense (net of capitalized interest)	(53.0)	(33.1)	19.9	37.5%	0.8%	0.34%
Net income/(loss) before tax	51.4	1,114.9	1,063.5	2,069	0.8%	11.3%
Income tax expense	(27.9)	(79.0)	(51.1)	183.2%	0.4%	8.0%

Net income/(loss) attributable to shareholders	23.5	1,035.9	1,012.4	4,308%	0.4%	10.5%

Revenue

JLR’s revenue was £9,870.7 million in Fiscal 2011, up 51.2% from £6,527.2 million in Fiscal 2010. The higher revenue was driven primarily by the growth of wholesale volumes from 193,982 units to 243,621 units, or 25.6%, resulting from the global economic recovery in all of the markets in which JLR operate, increased consumer demand for JLR’s products and rising consumer confidence. Product mix, particularly as a result of increased sales of the Range Rover and Range Rover Sport, the introduction of the new Jaguar XJ and market mix, particularly as a result of the launch of the NSC in China and increased sales in Russia, for both Land Rover and Jaguar, as well as favorable exchange rate environment also contributed to the increase in revenues from Fiscal 2010 to Fiscal 2011.

Material and other cost of sales

In Fiscal 2011, material and other cost of sales was £6,178.1 million, an increase of 39.2% from £4,437.0 million in Fiscal 2010. Material and other cost of sales represented 62.6% and 68.0% of JLR’s revenue for Fiscal 2011 and Fiscal 2010, respectively.

Changes in inventories of finished goods and work in progress: In Fiscal 2011, JLR added £171.6 million to JLR’s inventory of finished goods and work in progress, as compared to £49.3 million in Fiscal 2010. This 248.1% increase of inventories at the end of Fiscal 2011 compared to Fiscal 2010 was the result of higher production levels to meet growing demand.

Purchase of products for sale: In Fiscal 2011, JLR spent £714.3 million on parts and accessories supplied by third parties and used in JLR’s finished vehicles and parts, compared to £603.1 million in Fiscal 2010, representing an increase of 18.4%. This 18.4% increase was primarily attributable to an increase in the sale of parts to service the rising number of sold vehicles.

Raw materials and consumables: Raw materials and consumables as a percentage of revenue decreased to 57.1% in Fiscal 2011 from 59.5% in Fiscal 2010, due to higher revenue and the decline of some commodity prices over the course of the twelve-month period. Raw materials and consumables for Fiscal 2011 were £5,635.4 million compared to £3,883.2 million in Fiscal 2010, reflecting an increase in vehicle wholesale volumes and associated increased production levels.

Employee cost: JLR’s employee cost was £789.0 million in Fiscal 2011 and £746.8 million in Fiscal 2010. The average number of employees increased by 5.3% from 16,384 in Fiscal 2010 to 17,255 in Fiscal 2011. The 5.7% increase in employee cost was the result of larger permanent and agency headcount, primarily in product development. Despite this increase, JLR’s employee cost as a percentage of sales reduced to 8.0% in Fiscal 2011 from 11.4% in Fiscal 2010, reflecting higher revenue and implied economies of scale.

Other expenses: Other expenses were £1,969.4 million in Fiscal 2011, up 33.1% from £1,479.4 million in Fiscal 2010. This increase was primarily due to higher publicity and marketing expenditures, warranty expenses, freight costs and works, operations and other costs. More specifically, publicity increased to £465.1 million from £328.6 million, warranty expenses increased to £332.4 million from £246.6 million, freight costs increased to £216.6 million from £172.4 million and works, operations and other costs increased to £784.2 million from £577.2 million. A substantial portion of these cost increases was attributable to the anticipated release of the Range Rover Evoque in September 2011, as well as the new XJ launched in May 2010. As a percentage of revenue, other expenses represented 20.0% in Fiscal 2011 compared to 22.8% in Fiscal 2010.

Development costs capitalized: JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalized development costs and amortization of capitalized development costs in Fiscal 2011 and Fiscal 2010.

	Nine months ended 31 December
	2010	2011
	(£ in millions)
Total R&D	505.3	650.5
Of which expenditure	457.5	531.1
Capitalization ratio in %	90.5%	81.6%
Amortization of expenditure capitalized	52.4	100.0
R&D costs charged in income statement	47.8	119.4
As % of revenues	0.7%	1.2%

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

Expenditure capitalized was £531.1 million in Fiscal 2011, up 16.1% from £457.5 million in Fiscal 2010, which reflects the ongoing product development costs associated with the design, development, engineering and testing of new products and other major product development plans.

Other income: JLR recorded other income of £36.4 million in Fiscal 2011, up 31.9% from £27.6 million in Fiscal 2010. Other income for Fiscal 2011 includes additional income from the Land Rover Experience and sales of second-hand warranties in the United States.

Foreign exchange gain/(loss) (net): JLR had a foreign exchange gain of £32.9 million in Fiscal 2011, down 51.8% from £68.3 million in Fiscal 2010. The exchange gain in Fiscal 2011 reflects both (a) an exchange gain on foreign currency borrowing and (b) a notional exchange gain on year-end valuation of foreign currency borrowings, which were partly offset by the effect of exchange rate fluctuations on foreign currency monetary assets and liabilities.

Depreciation and amortization: JLR’s depreciation and amortization was £396.3 million in Fiscal 2011, up 25.3% from £316.4 million in Fiscal 2010, reflecting the additional product development and facilities expenditure within the year.

Finance income: JLR’s finance income increased by 185.3% to £9.7 million in Fiscal 2011, as compared to £3.4 million in Fiscal 2010, due to the significant increase in additional cash generated by JLR’s operations in Fiscal 2011 as compared to Fiscal 2010.

Finance expense (net of capitalized interest): JLR’s interest expense (net of capitalized interest) decreased by 37.5% to £33.1 million in Fiscal 2011, as compared to £53.0 million in Fiscal 2010, due to an increase in the proportion of capital expenditures eligible for capitalization.

Income tax expense: JLR had income tax expense of £79.0 million in Fiscal 2011, up 183.2% from £27.9 million in Fiscal 2010. The increase was primarily attributable to higher profits in overseas markets, particularly China and Russia. The effective tax rate for Fiscal 2011 was 7.6% of net income before tax, as compared to 54.3% in Fiscal 2010. The difference in effective tax rates is attributable to tax losses in the United Kingdom carried forward from previous years.

Net income/(loss):

JLR’s consolidated net income for Fiscal 2011 was £1,035.9 million, up 4,308% from £23.5 million in Fiscal 2010. Net income as a percentage of revenue increased to 10.5% from 0.4% in Fiscal 2010. This increase was the result of all of the above factors.

Liquidity and Capital Resources

JLR finances its capital requirements through cash generated from operations, external debt in the form of working capital and revolving credit facilities, external term debt, various factoring and VAT discount facilities and, during the downturn in the second and third quarters of Fiscal 2010, financial support received from JLR’s parent company in the form of credit lines and preference shares. In the ordinary course of business, JLR also enters into, and maintains, letters of credit, cash pooling and cash management facilities, performance bonds and guarantees and other similar facilities. As at 31 December 2011, on a consolidated level, JLR had cash and cash equivalents of £1,687.1 million and undrawn committed facilities of £725.3 million. The total amount of cash and cash equivalents includes £709.0 million held by subsidiaries of JLR outside the United Kingdom. A portion of this amount is subject to restrictions or impediments on the ability of JLR’s subsidiaries in certain countries to transfer cash across the Group through loans or interim dividends. As at 31 December 2011, this included £563.3 million held by subsidiaries in China which can only pay dividends annually. In addition, JLR has cash affected by such restrictions or impediments in South Africa, Brazil and other certain countries, although there are generally alternatives available to access cash in these countries if needed.

TML believes that JLR has sufficient resources available to meet JLR’s planned capital requirements. However, JLR’s sources of funding could be adversely affected by an economic slowdown or other macroeconomic factors, which are beyond JLR’s control. A decrease in the demand for JLR’s products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner or at all.

JLR’s capitalization

The acquisition of the Jaguar and Land Rover businesses (for a total purchase price of US$2.5 billion, or £1,279.4 million) was financed by way of a US$3.0 billion bridge loan arranged and guaranteed by Tata Motors with external lenders. JLR refinanced part of this bridge loan (US$983.8 million) by issuing US dollar denominated ordinary shares (with aggregate cash proceeds of US$471.3 million) and preference shares (with aggregate cash proceeds of US$1,101.5 million) to TMLH, JLR’s immediate parent company. The balance of the proceeds from these share issuances, together with additional facilities, were used to finance JLR’s business in Financial Period 2009 in the context of the economic downturn. In Fiscal 2010, to refinance the balance of JLR’s bridge loan (US$2,016.2 million) and finance JLR’s business in challenging trading conditions, JLR issued US dollar denominated ordinary shares (with aggregate cash proceeds of US$530.0 million) and preference shares (with aggregate cash proceeds of US$1,620.8 million) to JLR’s immediate parent and entered into secured and unsecured short-term borrowings (with aggregate cash proceeds of £277.6 million), and long-term borrowings with third party lenders, including the £338.0 million Regional Development Bank Facilities.

On 31 May 2010, preference shares were cancelled for an aggregate amount of US$79.2 million. On 5 November 2010, JLR redeemed US-dollar-denominated preference shares for an aggregate amount of US$298.0 million (giving rise to a short-term unsecured debt of £184.8 million at 31 December 2010).

During JLR’s corporate reorganization, JLR further restructured its capitalization by, among other things, converting its US dollar denominated ordinary shares into pound sterling denominated ordinary shares, converting JLR’s outstanding US denominated preference shares into an aggregate of £856.0 million pound sterling denominated ordinary shares and £407.1 million of pound sterling denominated preference shares and reducing capital to create a capital redemption reserve of £166.7 million. JLR also redeemed an aggregate of £250.0 million of pound sterling denominated shares (giving rise to an equivalent liability that JLR extinguished with part of the proceeds of the offering of the 2011 Notes which were issued on 19 May, 2011). As of the date of this Report, JLR has outstanding an aggregate amount of £157.1 million preference shares. A part of the proceeds of the 2011 Notes also refinanced part of JLR’s existing indebtedness.

JLR’s borrowings

The following table shows details of JLR’s financing arrangements as at 31 December 2011:

Facility	Committed Amount		Maturity	Amount outstanding as at 31 December 2011	Amount undrawn as at 31 December 2011
	(£ in millions)			(£ in millions)	(£ in millions)
£500 million 8.125% Senior Notes due 2018	500.0		15 November 2018	500.0	0.0
$410 million 7.75% Senior Notes due 2018	266.0		15 November 2018	266.0	0.0
$410 million Senior 8.125% Notes due 2021	266.0		15 November 2021	266.0	0.0
Revolving Loan Facility	610.0	(1)	1 December 2014 and 1 December 2016	—	610.0
Other financing loans	268.3		2012-18	202.3	66.0
Receivables factoring facilities	222.2		2012	172.9	49.3
Preference shares	157.0		—	157.0	0.0

Total	2,289.5		—	1,564.2	725.3

Capitalized costs	—		—	(41.6)	—

(1)	Since 31 December 2011, the amount committed under the Revolving Loan Facility has been increased to £710.0 million.

Preference shares

The 7.25% non-cumulative redeemable preference shares of £1.00 each entitle TMLH to a fixed non-cumulative preferential dividend of £0.0725 per preference share to be paid out of the profits available for distribution in each Fiscal year. On each dividend date, a payable preference dividend gives rise to a liability immediately payable by us to TMLH. The preference shares have a maturity of ten years, but can be redeemed partially or totally by us at any time prior to maturity. On redemption, JLR has to pay £1.00 per preference share and the sum equal to any arrears of the preference dividend, whether or not such dividend has been declared or earned. On a return of capital on liquidation or otherwise, the assets of the company available for distribution among the shareholders will be applied first in repaying the holders of the preference shares, in preference to ordinary shareholders. To date, JLR has not paid any preference dividends to TMLH. A dividend of £8.5 million was accrued on the non-cumulative preference shares as at 31 December 2011 and is expected to be paid to TMLH following the end of Fiscal 2012.

In February 2012, the terms were amended to be redeemable at the option of TMLH with 30 days’ prior notice. Consequently, JLR may elect to redeem these preference shares at any time in the future.

To date, JLR has not paid any preference dividends to TMLH. A dividend of £8.5 million was accrued on the non-cumulative preference shares as at 31 December 2011 and is expected to be paid to TMLH following the end of Fiscal 2012.

Liquidity and cash flows

JLR’s principal sources of cash are cash generated from operations (primarily wholesale volumes of finished vehicles and parts) and external financings, which include term financings and revolving credit financings and similar committed liquidity lines. JLR uses its cash to purchase raw materials and consumables, for maintenance of its plants, equipment and facilities, for capital expenditure on product development, to service or refinance debt, to meet general operating expenses and for other purposes in the ordinary course of business. While global credit markets witnessed an improvement in liquidity and risk aversion, following the exceptional circumstances of Financial Period 2009, the recent events of the European sovereign debt crises continue to create uncertainty.

As Land Rover is the main group entity used for financing and borrowing purposes, JLR has a policy of aggregating and pooling cash balances within that entity on a daily basis. Certain of JLR’s subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to us in the form of cash dividends, loans or advances. For example, JLR’s subsidiary in China is subject to foreign exchange controls and thereby restricted from transferring cash to other companies of the Group outside of China. China is also imposing a withholding tax on dividends and distributions to parent companies of Chinese subsidiaries, which creates additional disincentives and costs in relation to the remittance of cash outside of China. Brazil and Russia are also restricting the ability of JLR’s local subsidiaries to participate in cash pooling arrangements and to transfer cash balances outside of the relevant countries, but they do not restrict the ability of those entities to make intragroup loans or pay dividends. South Africa is also imposing a withholding tax. JLR believes that these restrictions have not had and are not expected to have any impact on its ability to meet its cash obligations.

Cash flow data

Nine months ended 31 December 2011 compared to nine months ended 31 December 2010

The following table sets out selected items from JLR’s consolidated statements of cash flow for the nine months ended 31 December 2011 compared to the nine months ended 31 December 2010.

	Nine months ended 31 December
	2010	2011	Amount of change
	(£ in millions)
Cash flows from operating activities
Net income attributable to shareholders	773.5	785.2	11.7
Depreciation and amortization	299.2	342.3	43.1
Loss on sale of assets	13.7	3.1	(10.6)
Foreign exchange loss/(gain) on loans	(9.2)	34.9	44.1
Income tax expense	41.0	191.1	150.0
Finance expense	28.9	71.4	42.5
Finance income	(6.6)	(11.0)	(4.4)
Exchange loss on derivatives	13.6	118.1	104.5
Dividends received in other income	(2.0)	—	—
Share of joint venture profit	—	(0.2)	—

Cash flows from operating activities	1,152.1	1534.9	382.8
Cash paid on option premia	(16.2)	—	—
Movement in trade receivables	62.4	(63.2)	(125.6)
Movement in other financial assets	6.1	8.7	2.6
Movement in other current assets	(35.7)	(133.2)	(97.5)
Movement in inventories	(73.0)	(318.3)	(245.3)
Movement in other non-current assets	(26.7)	0.9	27.6
Movement in accounts payable	382.2	332.4	49.8
Movement in other current liabilities	(81.7)	318.2	399.9
Movement in other financial liabilities	(3.4)	46.7	50.1
Movement in non-current liabilities	(91.2)	(20.9)	70.3
Movement in provisions	4.5	61.3	56.8

Cash generated from operations	1,279.4	1,767.5	488.1
Income tax paid	(43.5)	(65.0)	(21.5)

Net cash from operating activities	1,235.9	1,702.5	466.6

Cash flows used in investing activities
Investment in associate	—	(0.8)	(0.8)
Change in restricted deposit	(7.1)	(56.7)	(49.6)
Finance income received	6.6	11.4	4.8
Purchases of property, plant and equipment (net)	(143.4)	(478.2)	(334.8)
Acquisition of intangible assets	(401.3)	(559.2)	(157.9)
Dividends received	2.0	—	(2.0)

Net cash used in investing activities	(543.2)	(1,083.5)	(540.3)

Cash flows (used in)/from financing activities
Finance expense and fees paid	(37.5)	(108.1)	(70.6)
Proceeds from issuance of short-term debt	6.9	20.0	13.1
Repayment of short-term debt	(302.7)	(604.6)	(301.9)
Payment of lease liabilities	(3.0)	(3.1)	(0.1)
Proceeds from issuance of long-term debt	—	1,000.0	1,000.0
Repayment of long-term debt	(36.6)	(264.4)	(227.8)

Net cash from financing activities	(372.9)	39.8	412.7

Net change in cash and cash equivalents	319.8	658.8	339.0
Cash and cash equivalents at beginning of nine months	679.9	1,028.3	348.4

Cash and cash equivalents at end of nine months	999.7	1,687.1	687.4

Net cash from operating activities was £1,702.5 million in the nine months ended 31 December 2011 compared to £1,235.9 million in the nine months ended 31 December 2010. Higher Land Rover wholesale volumes were primarily responsible for this positive impact on JLR’s income and operating cash flow in the nine months ended 31 December 2011. A continued recovery in automotive sales in a number of JLR’s key markets, resulting in a significant improvement in sales volumes, positively impacted JLR’s income and operating cash flow in the last nine months of 2011.

Net cash used in investing activities increased to £1,083.5 million in the nine months ended 31 December 2011 from £543.2 million in the nine months ended 31 December 2010. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £1,037.4 million in the nine months ended 31 December 2011, up from £544.7 million in the equivalent period in of 2010. JLR’s capital expenditure relates mostly to capacity expansion of JLR’s production facilities, quality and reliability improvement projects, and the introduction of new products, including costs associated with the development of the Range Rover Evoque.

Net cash from financing activities in the nine months ended 31 December 2011 was £39.8 million compared to net cash used in financing activities of £372.9 million in the nine months ended 31 December 2010. Cash generated from financing activities in the nine months ended 31 December 2011 reflects the issuance of the 2011 Notes in May 2011 offset by cash used to repay £869.0 million of long-term debt, namely part of JLR’s Regional Development Bank Facilities, and short-term debt, namely debt owed to TMLH, certain bank facilities and factoring facilities. Cash used in financing activities in the nine months ended 31 December 2010 reflects the repayment of short-term and long-term debt of £339.3 million.

Fiscal 2011 and Fiscal 2010

The following table sets out selected items from JLR’s consolidated statements of cash flows for Fiscal 2011 and Fiscal 2010.

	Fiscal year ended 31 March
	2010	2011	Amount of change
		(£ in millions)
Cash flows from operating activities
Net income attributable to shareholders	23.5	1,035.9	1,012.4
Depreciation and amortization	316.4	396.3	79.9
Loss on sale of property, plant, equipment and software	31.8	5.8	(26.0)
Foreign exchange losses/(gain) on loans	43.9	(17.1)	(61.0)
Income tax expense	27.9	79.0	51.1
Finance expense	53.0	33.1	(19.9)
Finance income	(3.4)	(9.7)	(6.3)
Foreign exchange loss on derivatives	—	0.5	—
Dividends received included in other income	—	(2.0)	—

Cash flows from/(used in) operating activities	493.1	1,521.8	1,028.7

Cash paid on option premia	—	(16.2)	—
Movement in trade receivables	(230.1)	102.2	332.3
Movement in other financial assets	(19.0)	16.9	35.9
Movement in other current assets	(59.5)	(67.7)	(8.2)
Movement in inventories	(67.4)	(160.2)	(92.8)
Movement in other non-current assets	35.6	(0.5)	(36.1)
Movement in accounts payable	443.9	421.4	(22.5)
Movement in other current liabilities	205.3	65.1	(140.2)
Movement in other financial liabilities	31.3	(18.2)	(49.5)
Movement in other non-current liabilities	6.8	(132.3)	(139.1)
Movement in provisions	(130.4)	5.8	136.2

Cash generated from/(used in) operations	709.6	1,738.1	1028.5
Income tax paid	(47.5)	(92.9)	(45.4)

Net cash from/(used in) operating activities	662.1	1,645.2	983.1

Cash flows used in investing activities
Movements in other restricted deposits	(28.7)	(3.1)	25.6
Purchases of property, plant and equipment	(266.1)	(207.7)	58.4
Proceeds from sale of property, plant and equipment	—	3.7	—
Acquisition of intangible assets	(471.7)	(573.4)	(101.7)
Finance income received	(3.4)	(9.7)	(6.3)
Dividends received	—	2.0	—

Net cash used in investing activities	(763.1)	(769.4)	(6.3)

Cash flows from financing activities
Finance expenses and fees paid	(69.2)	(74.2)	(5.0)
Proceeds from issue of ordinary shares	361.0	—	(361.0)
Proceeds from issuance of short-term debt	530.3	9.2	(521.1)
Repayment of short-term debt	(1,566.7)	(477.7)	1,089.0
Payments of lease liabilities	(4.0)	(4.1)	(0.1)
Proceeds from issuance of long-term debt	1,448.8	20.4	(1,428.4)
Repayment of long-term debt	(47.8)	(1.0)	46.8

Net cash from financing activities	652.4	(527.4)	(1,179.8)

Net change in cash and cash equivalents	551.4	348.4	(203.0)
Cash and cash equivalents at beginning of year/period	128.5	679.9	551.4

Cash and cash equivalents at end of year/period	679.9	1,028.3	348.4

Net cash from operating activities was £1,645.2 million in Fiscal 2011, whereas net cash used in operating activities was £662.1 million in Fiscal 2010. This is primarily attributable to the improvement in JLR’s net income, increasing to £1,035.9 million in Fiscal 2011 from £23.5 million in Fiscal 2010. A recovery in the world economy, resulting in a significant improvement in sales volumes, positively impacted JLR’s income and operating cash flow in Fiscal 2011.

In Fiscal 2011, cash from accounts payable and other creditors amounted to £421.4 million, with an increase in the amount of accounts payables due to increased purchasing to support higher production and the full impact of extended payment terms introduced in the financial crisis. The increase in cash was partly offset by cash outflow from inventories, which used £160.2 million in Fiscal 2011, as compared to £67.4 million in Fiscal 2010. The increase in inventories primarily relates to volume growth. JLR’s income tax liability increased because of higher profits in overseas markets, particularly China and Russia.

Net cash used in investing activities marginally increased to £769.4 million in the year ended 31 March 2011, compared with £763.1 million in the equivalent period in 2010. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £781.1 million in Fiscal 2011 and £737.8 million in Fiscal 2010. JLR’s capital expenditures in Fiscal 2011 related mostly to capacity expansion of JLR’s production facilities, quality and reliability improvement projects, and the introduction of new products, including the costs associated with the development of the Range Rover Evoque, whereas in Fiscal 2010, JLR’s capital expenditure related mostly to capacity expansion of JLR’s production facilities, in particular upgrading the production facilities at Castle Bromwich and Solihull for new products and product development costs for proposed/new product launches, as well as on quality and reliability improvement projects.

Net cash used in financing activities was £527.4 million for Fiscal 2011, down from a net cash from financing activities of £652.4 million for Fiscal 2010. The main reason for the net cash outflow was the repayment of short-term debt financed by JLR’s improved operating cash flow. Cash used in financing activities in Fiscal 2011 included £468.5 million net repayment of short-term debt, £19.4 million net repayment of new long-term debt and £74.2 million in interest and fees paid on existing debt. Cash generated from financing activities in Fiscal 2010 reflected the £1,035.2 million proceeds from the issue of preference shares to TMLH as a result of the financial support extended to us during the economic downturn and the proceeds from the issue of £361.0 million of ordinary shares to JLR’s parent company, offset by the repayment of £1,566.7 million of short-term debt in the same period.

Sources of financing and capital structure

JLR funds its short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short- and medium-term borrowings from lending institutions and banks. The maturities of these short- and medium-term borrowings and debentures are generally matched to particular cash flow requirements. In addition to the 2011 Notes JLR also maintains:

•	a £60.0 million Committed Multiple-currency Bilateral Invoice Discounting Facility;

•	a £116.0 million five-year Single-currency Secured Syndicated Borrowing-Base Revolving Loan Facility;

•	a US$450.0 million Full Recourse Committed and Uncommitted Multiple-currency Bilateral Invoice Discounting Facility;

•	a £710.0 million Unsecured Syndicated Revolving Loan Facility; and

•	various sterling Bi-lateral Term Loan Facilities supported by CNY deposits.

Capital expenditure

Capital expenditure, including capitalized product development spending, was £556.3 million in the nine months to 31 December 2011 (£143.4 million in the nine months to 31 December 2010) and £869.0 million in Fiscal 2011 (Fiscal 2010: £750.1 million), which mainly included expenditure on tooling and product development for proposed product introductions. JLR continues to invest in new products, technologies and capacity to meet customer demand in the premium automotive and SUV segments, as well as meet regulatory requirements. In Fiscal 2012, JLR continues to expect capital spending (including capitalized product development costs) will total approximately £1.5 billion (based on present estimates). Given JLR’s increased sales volumes and profits, there is a need to increase manufacturing capacity and JLR sees increased opportunities to develop new products to drive further profitable growth. As a result, capital spending in Fiscal 2013 is expected to be higher than in Fiscal 2012. Around 50% of JLR’s capital spending would be expected to be R&D costs and around 50% would be expected to be expenditure on tangible fixed assets such as facilities, tools and equipment. Under JLR’s accounting policy, about 84.3% of R&D costs were capitalized for the nine months ended 31 December 2011. JLR contines to target funding most of its capital spending out of operating cash flow. JLR will continue to monitor the economic environment and market demand as it plans its future capital spending.

Some of JLR’s recently launched and anticipated new products are as follows:

Range Rover Evoque: On 4 July 2011, JLR launched the Range Rover Evoque. The Range Rover Evoque is the smallest, lightest and most fuel-efficient Range Rover ever produced. The car went on sale in the United Kingdom in September 2011 and across the world by December 2011. From its release until December 2011, JLR sold over 32,051 Range Rover Evoque vehicles at wholesale worldwide.

Jaguar XF: In September 2011, the 2012 Model Year XF was launched, with a revised front and new lights. This was accompanied by a 2.2D version with CO2 emissions of 149g/km, reducing the UK vehicle excise duty charge and making the car more affordable for company car buyers. At the Geneva Motor Show in March 2012, JLR launched the XF Sportbrake, which is expected to be offered in Europe later in 2012.

Jaguar C-X16: In September 2011, Jaguar unveiled the C-X16 concept car at the Frankfurt Motor Show. This sports-inspired two-seat coupe uses a hybrid powertrain, with both a supercharged, 376 bhp 3.0-litre V6 petrol engine and a 94 bhp Kinetic Energy Recovery System electrical motor.

Commitments

JLR has entered into various contracts with suppliers and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature aggregating £445.8 million and £2.4 million for the acquisition of intangible assets at 31 December 2011. JLR has entered into various contracts with suppliers and contractors which include obligations aggregating £860.2 million at 31 December 2011, to purchase minimum or fixed quantities of material. Guarantees provided in the ordinary course of business of £11.3 million at 31 December 2011, of which £2.5 million are to HM Revenue & Customs of the United Kingdom.

The following table presents information relating to foreign currency exposure (other than risk arising from derivatives) as at 31 March 2011:

	US dollar		Euro		Japanese yen	Chinese Yuan	Others(1)	Total
					(£ in millions)
Financial assets	206.3		209.7		40.3	279.3	364.9	1,100.5
Financial liabilities	(256.7	)(2)	(321.8	)(3)	(16.5)	(281.9)	(328.7)	(1,205.6)

Net exposure asset/liability	(50.4)		(112.1)		(23.8)	(2.6)	36.2	(105.1)

(1)	“Others” include currencies such as Russian roubles, Singapore dollars, Swiss francs, Australian dollars, South African rand, Thai baht, Korean won, etc.
(2)	Includes primarily the preference shares, which were denominated in US dollars prior to JLR’s corporate reorganization.
(3)	Includes primarily trade payables denominated in euro.

Interest rate risk

JLR is subject to variable interest rates on some of JLR’s interest-bearing liabilities. JLR’s interest rate exposure is mainly related to debt obligations. JLR use a mix of interest rate sensitive financial instruments to manage the liquidity and fund requirements for JLR’s day-to-day operations, like preference shares and short-term loans.

As at 31 December 2011, a net financial liability of £246.4 million was subject to a variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would have resulted in an impact of £2.46 million on income/loss for the nine months ended 31 December 2011.

Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses the direct risk of default, the risk of deterioration of creditworthiness and concentration risks. Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables, trade receivables, loans and advances, derivative financial instruments and financial guarantees issued for equity-accounted entities.

The carrying amount of financial assets represents the maximum credit exposure. As at 31 March 2011, JLR’s maximum exposure to credit risk was £1,720.0 million, being the total of the carrying amount of cash balance with banks, short-term deposits with banks, trade receivables, finance receivables and financial assets.

None of JLR’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables, there were no indications as at 31 December 2011, that defaults in payment obligations will occur.

The table below provides details regarding the financial assets that are neither past due nor impaired, including estimated interest payments as at 31 March 2011:

	Gross	Impairment
	(£ in millions)
Not yet due	531.9	—
Overdue <3 months	34.5	—
Overdue >3 <6 months	—	—
Overdue >6 months	10.9	10.1

	577.3	10.1

Derivative financial instruments and risk management

JLR enters into a variety of interest rate and foreign currency forward contracts and options to manage JLR’s exposure to fluctuations in foreign exchange rates and interest rates. The counterparty is generally a bank. These financial exposures are managed in accordance with JLR’s risk management policies and procedures.

Specific transactional risks include risks like liquidity and pricing risks, interest rate and exchange rates fluctuation risks, volatility risks, counterparty risks, settlement risks and gearing risks. JLR is also exposed to interest rate risk and currency risk.

IV. SALES, FACILITIES AND DISTRIBUTION INFORMATION

Jaguar designs, develops and manufactures premium sports saloons and sports cars recognized for their performance, design and unique British style. Jaguar’s range of products comprises the XK sports car (coupe and convertible), the XF saloon and the XJ saloon, accounting for 9.3%, 61.3% and 29.3%, respectively, of the total units sold wholesale in the nine months ended 31 December 2011 and 9.5%, 59.4% and 30.7%, respectively, in Fiscal 2011, with the remainder in each period attributable to the now discontinued X-Type.

Land Rover designs, develops and manufactures premium all-terrain vehicles that aim to differentiate themselves from the competition by their capability, design, durability, versatility and refinement. Land Rover’s range of products comprises the Defender, Freelander 2, Discovery 4, Range Rover Sport, Range Rover, and Range Rover Evoque (released in September 2011), accounting for 8.2%, 19.2%, 18.8%, 23.1%, 12.5%, and 18.2%, respectively, of the total wholesale units sold in the nine months ended 31 December 2011 (the first five products accounting for 9.4%, 29.9%, 21.6%, 25.7% and 13.4%, respectively, in Fiscal 2011).

Land Rover has launched the Range Rover Evoque Concept Convertible, the world’s first premium SUV convertible, which made its global debut at the Geneva Motor Show in March 2012, featuring a fully retractable premium roof with a Roll Over Protection System (ROPS). JLR will assess reaction to the concept to help establish if there is a business case to produce this model.

Sales, distribution and financial services

JLR markets Jaguar products in 101 markets and Land Rover products in 174 markets, through a global network of 17 NSCs, 82 importers, 63 export partners and 2,344 franchise sales dealers, of which 579 are joint Jaguar and Land Rover dealers. In the nine months ended 31 December 2011, global unit sales of JLR’s cars (wholesale) were 22.5% to Europe (excluding the United Kingdom and Russia) (22.4% in Fiscal 2011), 19.4% to North America (21.6% in Fiscal 2011), 19.1% to the United Kingdom (24.0% in Fiscal 2011), 16.6% to China (11.3% in Fiscal 2011) and 17.9% to the rest of the world (17.2% in Fiscal 2011).

JLR has established robust business processes and systems to ensure that its production plans meet anticipated retail sales demand and to enable the active management of its inventory of finished vehicles and dealer inventory throughout its network. These measures include continuous monitoring of retail volumes (i.e. sales from JLR’s dealers to end customers) and the level of inventory of finished vehicles at dealers and inventory en-route from JLR’s manufacturing facilities to its national sales companies and dealers. JLR monitors those inventory levels versus internal “ideal stock” targets that it believes are appropriate for each market and model. The “ideal stock” target reflects specific distribution requirements for each market, including the transit times for those markets. JLR conducts a monthly “global forecast review” to assess sales running rates and volume expectations over the coming months and use that information to plan sales actions and production actions to meet the market requirements. JLR has a monthly “sales and programming committee” at which it reviews the sales forecast and plans, and reviews and modifies its production plans as required in order to meet anticipated sales levels and ensure that its inventory and dealer inventory of finished vehicles is managed to “ideal stock” levels.

JLR has entered into arrangements with independent partners to provide financing to its customers, including FGA Capital, a joint venture between Fiat Auto and Credit Agricole, for the United Kingdom and European markets (excluding Russia), Chase Auto Finance for the US market, and local providers in a number of other key markets. JLR’s financing partners offer its customers a range of consumer financing products that involve either the leasing of the vehicle for a term (with the option to either own the vehicle at maturity upon the payment of a defined balance or return it) or the purchase of the vehicle.

Separation from Ford

JLR was formed by Tata Motors on 18 January 2008 and acquired Jaguar Cars Limited and Land Rover from Ford on 2 June 2008. JLR completed the process of separating operations in markets where Jaguar and Land Rover previously operated as part of Ford in November 2009. In addition, the separation of Jaguar and Land Rover’s IT infrastructure and support systems from those of Ford was completed operationally in the first quarter of Fiscal 2011. JLR continues to source all of JLR’s engines from Ford and a joint venture between Ford and PSA under a long-term arrangement on an arm’s length basis.

On 19 September 2011, JLR announced plans to build an advanced engine facility in South Staffordshire, near Wolverhampton in the United Kingdom. This engine facility will reduce the dependence on third party engine supply agreements and strengthen and expand JLR’s engine range to deliver high performance, competitive engines with class-leading levels of refinement and significant reductions in vehicle emissions. Construction is expected to begin this year.

In addition, JLR has developed the EuCD platform technology with Ford and Volvo cars. JLR does not owe any royalties or charges to Ford for use of the EuCD platform in Land Rover vehicles manufactured by us within the United Kingdom. However, an access fee and royalties are payable to Ford if JLR wishes to manufacture any vehicle using this platform outside of the United Kingdom.

Product sales performance

JLR’s 2011 product launches and concerted marketing efforts enabled a relatively strong rebound in wholesale volumes of the Land Rover brands and maintenance of wholesale volumes of the Jaguar brands. JLR’s unit sales on a wholesale basis increased to 216,412 units in the nine months ended 31 December 2011 from 177,930 units in the nine months ended 31 December 2010. Land Rover volumes increased to 176,941 units in the nine months ended 31 December 2011 from 134,538 units in the nine months ended 31 December 2010 as a result of increased Range Rover, Range Rover Sport and Discovery 4 sales and the strong sales of the Range Rover Evoque. Jaguar volumes decreased to 39,921 units during the nine-month period ended 31 December 2011 from 42,952 in the equivalent period in 2010. While wholesale volumes of Jaguar vehicles increased in China and Russia in the nine months ended 31 December 2011 as compared to the nine months ended 31 December 2010, the increases were insufficient to offset declines in Jaguar sales in North America, the United Kingdom and Europe (excluding the United Kingdom and Russia) that account for the bulk of Jaguar sales. Global Jaguar sales from July 2011 to December 2011 increased 3.9% from the same period the previous year, mainly due to the launch of the 3.0L XJ in China and the 2.2D XF in all markets. JLR exported 175,037 units in the nine months ended 31 December 2011 compared to 136,961 units in the nine months ended 31 December 2010, an increase of 27.8%.

JLR’s key geographical markets

JLR is present in all significant sales markets. JLR analyzes its performance according to the following geographic segments: North America, United Kingdom, Europe (excluding the United Kingdom and Russia), China, Asia Pacific and the rest of the world. The following table provides an analysis of the Group’s regional wholesale volumes by units for the nine months ended 31 December 2011 and the equivalent period in 2010:

Regional wholesale volumes

	Nine months ended 31 December
	2010	2011	Change	Change
		(units)		(%)
Europe (excluding the United Kingdom and Russia)	40,723	48,759	8,036	19.7%
North America	41,095	41,975	880	2.1%
United Kingdom	40,529	41,375	846	2.1%
China	19,118	35,955	16,837	88.1%
Asia Pacific	8,083	9,543	1,460	18.1%
Rest of the world	27,942	38,805	10,863	38.9%

Global wholesale volumes:
Jaguar	42,952	39,921	(3,031)	(7.1)%
Land Rover	134,538	176,491	41,953	31.2%

Total	177,490	216,412	38,922	21.9%

Europe (excluding the United Kingdom and Russia)

JLR’s combined European wholesale volumes (excluding the United Kingdom and Russia) increased by 19.7% to 48,759 units in the nine months ended 31 December 2011 from 40,723 units in the nine months ended 31 December 2010. Trading within certain European markets remained challenging during the period, especially with recent uncertainty in Greece prompting the downgrading of sovereign debt ratings and leading to additional pressure on financial markets.

North America

JLR’s North American wholesale volumes for the combined brands increased by 2.1% in the nine months ended 31 December 2011 compared to the same period in 2010, with Jaguar down 27.0% and Land Rover up 16.9%. The total North American wholesale for Jaguar Land Rover was 41,975 units in the 2011 period, as against 41,095 in the 2010 period.

United Kingdom

JLR’s wholesale volumes in the United Kingdom for the combined brands increased by 2.1% in the nine months ended 31 December 2011 compared to the nine months ended 31 December 2010, with Jaguar down by 15.5% and Land Rover up by 1.1%. The total wholesale volume in the United Kingdom was 41,375 units in the nine months ended 31 December 2011, compared to 40,529 units in the nine months ended 31 December 2010.

China

JLR’s Chinese wholesale volumes increased by 88.4% in the nine months ended 31 December 2011 compared to the nine months ended 31 December 2010, with Jaguar up by 283.3% for the period and Land Rover up 77.4%. The wholesale volume for the combined brands in the nine months ended 31 December 2011 was 35,955 units in China, up from 18,692 units sold in the nine months ended 31 December 2010.

Asia Pacific

JLR’s Asia Pacific wholesale volumes for the combined brands increased by 18.1% from 8,083 in the nine months ended 31 December 2010 to 9,543 in the nine months ended 31 December 2011, indicating increased demand for JLR’s products in this region.

Sales and Distribution

JLR distributes its vehicles in 101 markets across the world for Jaguar and 174 markets across the world for Land Rover. Sales locations for JLR’s vehicles are operated as independent franchises. JLR is represented in its key markets through national sales companies as well as third-party importers. Jaguar and Land Rover have regional offices in certain select countries that manage customer relationships, vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the United Kingdom.

JLR’s products are sold through a variety of sales channels: through JLR’s dealerships for retail sales; for sale to fleet customers, including daily rental car companies; commercial fleet customers; leasing companies; and governments. JLR do not depend on a single customer or small group of customers to the extent that the loss of such a customer or group of customers would have a material adverse effect on JLR’s business.

JLR’s unit sales (on a wholesale basis) under each of JLR’s brands for the nine months ended 31 December 2011 and 2010, as well as Fiscal 2011, Fiscal 2010 and Financial Period 2009 are set out in the table below:

	Period commencing on 18 January 2008 and ended 31 March 2009(1)	Fiscal year ended 31 March 2010	Fiscal year ended 31 March 2011	Nine months ended 31 December		Twelve months ended 31 December 2011
				2010	2011

Jaguar	47,057	47,418	52,993	42,952	39,921	49,962

Land Rover	120,291	146,564	190,628	134,538	176,491	232,581

Total	167,348	193,982	243,621	177,490	216,412	283,543

(1)	Financial Period 2009 represents the period from 18 January 2008 to 31 March 2009 and the trading of the Jaguar and Land Rover businesses from the date of acquisition on 2 June 2008 to 31 March 2009.

The following tables present the sales and distribution network, wholesale volumes in the nine months ended 31 December 2011 and percentage of global sales for each of the Jaguar and Land Rover brands in the countries indicated.

Europe (excluding the United Kingdom and Russia)	Jaguar	Land Rover
NSCs	7	7
Importers	21	29
Export partner markets	0	8
Number of sales dealers	323	644
Wholesale volumes	7,537	41,222
% Global sales	18.9%	17.3%

North America	Jaguar	Land Rover
NSCs	2	2
Number of sales dealers	188	189
Wholesale volumes	10,072	31,903
% Global sales	25.2%	18.1%

United Kingdom	Jaguar	Land Rover
NSCs	1	1
Number of sales dealers	90	118
Wholesale volumes	10,666	30,709
% Global sales	26.7%	17.4%

China	Jaguar	Land Rover
NSCs	1	1
Importers	2	2
Number of sales dealers	93	100
Wholesale volumes	5,473	30,482
% Global sales	13.7%	17.3%

Asia Pacific	Jaguar	Land Rover
NSCs	3	3
Importers	9	9
Export partner markets	3	11
Number of sales dealers	105	127
Wholesale volumes	2,481	7,062
% Global sales	6.2%	4.0%

Rest of the world	Jaguar	Land Rover
NSCs	3	3
Importers	33	42
Export partner markets	8	44
Number of sales dealers	113	254
Wholesale volumes	3,692	35,113
% Global sales	9.2%	19.9%

The following table presents the location of JLR’s franchised sales dealerships for each of JLR’s brands as at 31 March 2011.

	Jaguar	Land Rover	Of which joint
Europe (excluding the United Kingdom and Russia)	323	644	201
North America	188	189	108
United Kingdom	90	118	26
China	93	100	88
Asia Pacific	105	127	65
Rest of the World	113	254	91

Total	912	1,432	579

JLR has a strategy of expanding its global footprint into selected geographic locations where it has identified an opportunity to grow within its core segments. As a producer of distinctive, premium products, JLR believes it is well positioned to increase its revenues in emerging affluent countries with growing sales potential. There are three specific aspects to JLR’s strategy of geographic expansion. First, JLR aims to establish new manufacturing facilities, assembly points and suppliers in selected markets. For example, JLR has established a product development operation in India and, since April 2011, Freelander vehicles have been assembled in a facility there operated by Tata Motors with the possibility of expanding production to other models in the future. JLR also sells vehicle kits to be assembled in CKD facilities in Kenya, Malaysia, Turkey and Pakistan. JLR is also exploring assembly operations in other selected markets. In addition, JLR is planning to establish a manufacturing and assembly base in China as part of a joint venture agreement with Chery Automobile Company Ltd. Second, JLR aims to increase JLR’s marketing and dealer network in emerging markets. For example, JLR will continue to grow JLR’s presence in the Indian market by opening additional dealerships across the country. In China, JLR has established an NSC to expand JLR’s presence in this key market and have increased JLR’s network of sales dealerships across the country up to 100 dealerships as at 31 December 2011. Third, JLR aims to leverage JLR’s relationship with Tata Motors and the synergies JLR can achieve in the areas of research and product development, supply sourcing, manufacturing and assembly and other operations.

Facilities

JLR operates three automotive manufacturing facilities in the United Kingdom employing approximately 11,708 employees as at 31 December 2011. At Solihull, JLR produces the Land Rover Defender, Discovery 4, Range Rover and Range Rover Sport models and employed approximately 5,401 employees as at 31 December 2011. In October 2011, JLR announced a major expansion of the Solihull facility to accommodate production of new Land Rover models. At Castle Bromwich, JLR produces the Jaguar XK, XJ and XF models and employed approximately 2,762 employees as at 31 December 2011. At Halewood, JLR produces the Freelander and the Range Rover Evoque and employed approximately 3,545 employees as at 31 December 2011. JLR believes its three existing automotive manufacturing facilities at Solihull, Castle Bromwich and Halewood provide it with a flexible manufacturing footprint to support its present product plans. On 19 September 2011, JLR announced plans to invest £355 million in a new facility to manufacture advanced technology low-emission engines in South Staffordshire, near Wolverhampton, in the United Kingdom. In addition, JLR entered into a joint venture agreement in December 2011 with Chery Automobile Company Ltd. for the establishment of a joint venture company in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. The legal effectiveness of the joint venture agreement is subject to the satisfaction of several conditions, including certain required Chinese Government approvals.

In addition to JLR’s automotive manufacturing facilities, JLR also has two product development, design and engineering facilities in the United Kingdom. The facility located at Whitley houses JLR’s global headquarters, including its commercial and central staff functions and a design and engineering centre for Jaguar, which includes powertrain and other test facilities and employed approximately 3,382 employees as at 31 December 2011. The facility located at Gaydon is the design and engineering centre for Land Rover and includes an extensive on-road test track and off-road testing capabilities and employed approximately 5,177 employees as at 31 December 2011. JLR is in the process of consolidating most of its design and engineering centers at Gaydon and all administrative offices at Whitley to maximize office capacity and to support JLR’s new business plans. The Solihull, Gaydon and Whitley facilities are freeholdings, while Castle Bromwich and Halewood are held through a combination of freeholds and long-term leaseholds, generally with nominal rents.

The following table sets out information with respect to JLR’s principal facilities as at 31 December 2011.

Location	Owner/ Leaseholder	Freehold/ Leasehold	Principal Products or Functions
United Kingdom
• Solihull	Land Rover	Freehold	Automotive vehicles & components
• Castle Bromwich	Jaguar Cars Limited	Freehold and leasehold	Automotive vehicles & components
• Halewood	Jaguar Cars Limited	Freehold and leasehold	Automotive vehicles & components
• Gaydon	Land Rover	Freehold	Product development
• Whitley	Jaguar Cars Limited	Freehold	Headquarters and product development
Rest of the world	The Group	Freehold and leasehold	National sales companies Regional sales offices

V. EMPLOYEE AND MANAGEMENT INFORMATION

Employees

The following table sets out a breakdown of persons employed by us at the time indicated by type of contract.

	As of December 31,
	2010	2011

Salaried (excluding those on maternity leave)	6,819	7,715
Hourly	8,113	8,777
Total permanent	14,932	16,492
Agency	1,961	4,912
Salaried (on maternity leave)	42	44

Total	16,935	21,448

JLR employed approximately 20,448 employees in the United Kingdom and approximately 1,000 employees in the rest of the world at 31 December 2011.

Union Wage Settlements

Employee wages are paid in accordance with wage agreements that have varying terms (typically two years) at different locations. The expiry date of the wage agreements with respect to JLR’s UK unionized employees is 31 October 2012.

JLR has agreed with its employees that all new hires into blue-collar jobs from 1 January 2011 are hired initially as agency employees and paid 80% of the established pay rates. After 12 months, these agency employees move to a fixed-term contract of up to 12 months at 80% of established pay rates. At the end of the fixed-term contract period, they move to a permanent contract at 90% of established pay rates. JLR also agreed that there were no restrictions in the number of agency employees at its facilities and extended “pay for performance” arrangements below its management population to all its white-collar professional staff.

Pension Obligations

Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years. The most recent valuation, as at April 2009, indicated a shortfall in the assets of the schemes as at that date, versus the actuarially determined liabilities as at that date, of £403.0 million.

As part of the valuation process JLR agreed a schedule of contributions, which together with the expected investment performance of the assets of the schemes, is expected to eliminate the deficit by 2018. JLR also granted security in favor of the pension fund trustees as security for JLR’s obligations under the pension schemes.

The next actuarial valuation is presently expected to be commenced in April 2012.

Board of Directors

The following table provides information with respect to members of the board of directors of JLR as at the date of this Offering Memorandum:

Name	Position	Date of Birth	Year appointed as Director, Chief Executive Officer or Secretary
Ratan N. Tata	Chairman and Director	28 December 1937	2008
Ravi Kant	Director	1 June 1944	2008
Andrew M. Robb	Director	2 September 1942	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	9 September 1955	2010
Nasser Mukhtar Munjee	Director	18 November 1952	2012

Carl-Peter Forster stepped down as Director of Jaguar Land Rover PLC and Group Chief Executive Officer and Managing Director of Tata Motors Limited on 9 September 2011. Mr. Forster remains a non-executive member of the Board of Directors of Tata Motors Limited until 31 March 2012.

Nasser Mukhtar Munjee was appointed to the board of directors of Jaguar Land Rover on 2 February 2012.

VI. MAJOR SHAREHOLDERS

Major Shareholders of JLR

As at 31 December 2011, the following organization held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of JLR:

Name of shareholder of Issuer	Number of ordinary shares	%

TML Holdings PTE Limited (Singapore)	1,500,642,163	100

Major Shareholders of TMLH

As at 31 December 2011, the following organization held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of JLR’s holding company, TMLH:

Name of shareholder of TMLH	Number of ordinary shares	%

Tata Motors Limited (India)	2,546,659,318	100

Major Shareholders of Tata Motors

Tata Motors Limited is a widely held, listed company with approximately 435,916 shareholders of ordinary shares and 47,648 shareholders of ‘A’ ordinary shares of record, both of which are entitled to vote. As at 31 December 2011, the largest shareholder of Tata Motors Limited was Tata Sons and its subsidiaries, which held 28.9% of the voting rights.